UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Secretary

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Cary K. Hyden

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Skullcandy, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2016 (as may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $5.75 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 6, 2016. The Offer to Purchase and Form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer:”

“From July 25, 2016 to July 28, 2016, at the direction of the Strategic Transactions Committee, representatives from PJSC and Latham negotiated with representatives from Mill Road to improve the terms of the July 24 Mill Road Proposal, particularly with respect to the Company’s potential recourse against Mill Road in the event of a breach of the proposed merger agreement and reduced time periods in which the parties would make required anti-trust filings and commence the tender offer, as to expedite the closing of a potential transaction with Mill Road.

On July 27, 2016, representatives from Mill Road orally suggested to representatives of PJSC and Latham that Mill Road would be prepared to reduce the time periods to make anti-trust filings and launch the tender offer in connection with the July 24 Mill Road Proposal and to grant the Company a $5.8 million reverse termination fee in the event of a breach of the proposed merger agreement by Mill Road.

Later that evening, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to discuss the status of the negotiations with Mill Road since the prior meeting and the most recent terms suggested by Mill Road. The Strategic Transactions Committee emphasized that, given the fact that the proposed affiliates of Mill Road that would be party to the proposed merger agreement were holding companies, it was important that the Company obtain a guarantee from a Mill Road affiliate with liquidity and assets, so that the Company would have adequate recourse in the event of a breach by Mill Road of the proposed merger agreement. The Strategic Transactions Committee instructed representatives of PJSC and Latham to engage in further discussions and negotiations with Mill Road and its advisors to attempt to negotiate for more favorable terms and to urge Mill Road to put such terms in a written proposal, so that the Strategic Transactions Committee could evaluate whether to recommend to the Company Board that such proposal was a Superior Proposal.

On July 28, 2016, following further negotiations between representatives of PJSC and Latham and representatives of Mill Road, the Company received from Mill Road a revised written indication of interest to acquire all of the Company’s outstanding shares of Common Stock for $6.05 per share in cash, along with a revised draft of a definitive merger agreement and debt and equity commitment papers (the “July 28 Mill Road Proposal”), the terms of which were materially identical to those of the July 24 Mill Road Proposal, except that Mill Road included a revised guarantee under which the affiliate of Mill Road that was to provide the equity commitment agreed to guarantee for the benefit of the Company any damages caused by breaches of the proposed merger agreement by Mill Road up to the amount of the equity commitment, less the value of the Company Shares held by Mill Road and its affiliates.

        Later that evening, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to discuss the July 28 Mill Road Proposal. The Strategic Transactions Committee discussed the terms of the July 28 Mill Road Proposal, as well as the relative timing of the proposed transactions with Parent and Mill Road, the potential risks associated with a delay in a proposed transaction with Mill Road relative to the current proposed transaction with Parent, the potential required payment of the termination fee to Parent under the Merger Agreement if the Company were to terminate the Merger Agreement to enter into the July 28 Mill Road Proposal, the terms of the revised guarantee and its potential impact on the Company’s recourse in the event of a breach, and the terms of the equity and debt commitments presented by Mill Road as part of the July 28 Mill Road Proposal. After deliberations and consultation with representatives from Latham and PJSC, the Strategic Transactions Committee recommended to the Company Board that it determine that the July 28 Mill Road Proposal was a Superior Proposal and that failure to terminate the Merger Agreement and enter into the July 28 Mill Road Proposal and change its recommendation to the Company’s stockholders in connection therewith would be inconsistent with its fiduciary duties under applicable law. The Strategic Transactions Committee also recommended that the Company Board authorize management to deliver written notice to Parent of the Company Board’s determination and intention, at or after 12:00 a.m., Eastern Time, on August 3, 2016, to terminate the Merger Agreement to enter into a definitive agreement with respect to the July 28 Mill Road Proposal and change its recommendation to the Company’s stockholders to recommend the July 28 Mill Road Proposal, subject to Parent’s rights pursuant to the Merger Agreement to make revised proposals to the Company during that period.

Later that same night, the Company Board met by telephone with management and representatives of PJSC and Latham to discuss the July 28 Mill Road Proposal. Following similar discussions and a discussion of the recommendation of the Strategic Transactions Committee, and upon further consultation with representatives of Latham and PJSC, the Company Board, other than Mr. Darling, who recused himself from the vote, determined that the July 28 Mill Road Proposal was a Superior Proposal and that failure to terminate the Merger Agreement and enter into the July 28 Mill Road Proposal and change its recommendation to the Company’s stockholders in connection therewith would be inconsistent with its fiduciary duties under applicable law. The Company Board also authorized management to deliver a notice to Parent consistent with the Strategic Transaction Committee’s recommendation.

On July 29, 2016, the Company issued a press release announcing the Company Board’s determination that the July 28 Mill Road Proposal constitutes a Superior Proposal and the Company’s notice to Parent of its intention, at or after 12:00 a.m., Eastern Time, on August 3, 2016, to terminate the Merger Agreement to enter into a definitive agreement with respect to the July 28 Mill Road Proposal and change its recommendation to the Company’s stockholders in connection therewith. Until such time, Parent has the right to make revised proposals to the Company. A copy of the July 29, 2016 press release is attached to this Statement as Exhibit (a)(11) and is incorporated herein by reference. On July 28, 2016, the closing price of the Company’s Common Stock was $6.03 per share.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the subsection “Certain Litigation” of the Schedule 14D-9 in its entirety with the following:

“Certain Litigation.

Following the announcement of the Offer and proposed Merger, two alleged shareholders filed putative securities class action complaints against the Company and certain of its officers and directors in the United States District Court for the District of Utah: Paprakis v. Skullcandy, Inc., et al., No. 2:16-cv-00810-BCW (filed July 19, 2016); Bernicke v. Darling, et al., No. 2:16-cv-00831-DN (filed July 26, 2016) (together, the “M&A Securities Actions”). The M&A Securities Actions assert that the Company and certain of its officers and directors violated sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934, as amended, by forcing a sale of the Company to Parent and Purchaser at an unfair price and by providing incomplete and misleading disclosures regarding the Offer and proposed Merger. The Bernicke complaint also alleges that the proposed Merger is the result of preclusive deal protection devices and self-interested decisions made by the Company’s officers and directors. The M&A Securities Actions seek to enjoin the Offer and any steps taken to consummate the Merger as well as damages in the event that the Merger is consummated.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(11)	Press Release issued by the Company, dated July 29, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Skullcandy, Inc.

By:	/s/ Patrick Grosso
Name:	Patrick Grosso
Title:	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Secretary

Dated: July 29, 2016